CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Return Enhanced Notes due 2009	$17,364,000	$682.41

Pricing Supplement To prospectus dated January 25, 2006, and Amendment No. 1 to prospectus supplement for leveraged index-linked securities dated July 25, 2007	Pricing Supplement No. 524 Registration Statement No. 333-131266 Dated February 22, 2008; Rule 424(b)(2)

Structured Investments	Morgan Stanley
$17,364,000
Return Enhanced Notes Linked to the S&P 500® Index due March 6, 2009
General
•
The notes are designed for investors who seek a return of three times the appreciation of the S&P 500® Index up to a Maximum Total Return on the notes of 20.25% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Morgan Stanley maturing March 6, 2009†.
•	Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on February 22, 2008 and are expected to settle on or about February 29, 2008.
Key Terms
Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor:	3
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by three, subject to a Maximum Total Return on the notes of 20.25%.  For example, if the Index Return is more than 6.75%, you will receive the Maximum Total Return on the notes of 20.25%, which entitles you to a maximum payment at maturity of $1,202.50 for every $1,000 principal amount note that you hold.  Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Index Return x 3)]

Your investment will be fully exposed to any decline in the Index.  If the Ending Index Level declines from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines below the Initial Index Level.  Accordingly, if the Index Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level
Initial Index Level
The Index Return may be positive or negative.
Initial Index Level:	The Index closing level on the pricing date, which was 1,353.11.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Averaging Dates†:	February 25, 2009, February 26, 2009, February 27, 2009, March 2, 2009 and March 3, 2009
Maturity Date†:	March 6, 2009
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	6174463T4

†	Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for leveraged index-linked securities.

Investing in the Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page S-20 of the accompanying prospectus supplement for leveraged index-linked securities and “Selected Risk Considerations” beginning on page 4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement for leveraged index-linked securities and the prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$1,000	$10	$990
Total	$17,364,000	$67,950	$17,190,360

(1)  Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., acting as placement agents for the notes, will receive a fee from the Company of $10 per $1,000 principal amount note, but will forgo any fees for sales to fiduciary accounts.  The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent
February 22, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 25, 2006, as supplemented by Amendment No. 1 to the prospectus supplement for leveraged index-linked securities dated July 25, 2007.  These Return Enhanced Notes are an issuance of our leveraged index-linked securities and their terms are further described in the prospectus supplement for leveraged index-linked securities.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated February 19, 2008 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for leveraged index-linked securities, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Amendment No. 1 to Prospectus Supplement for Leveraged Index-Linked Securities dated July 25, 2007:
http://www.sec.gov/Archives/edgar/data/895421/000095010307001901/dp06401e_424b2.htm

•	Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for leveraged index-linked securities or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume an Initial Index Level of 1,300 and reflect the Maximum Total Return on the notes of 20.25%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return on Notes
2340.00	80.00%	20.25%
2145.00	65.00%	20.25%
1950.00	50.00%	20.25%
1820.00	40.00%	20.25%
1690.00	30.00%	20.25%
1560.00	20.00%	20.25%
1430.00	10.00%	20.25%
1387.75	6.75%	20.25%
1332.50	2.50%	7.50%
1313.00	1.00%	3.00%
1300.00	0.00%	0.00%
1235.00	-5.00%	-5.00%
1170.00	-10.00%	-10.00%
1040.00	-20.00%	-20.00%
910.00	-30.00%	-30.00%
780.00	-40.00%	-40.00%
650.00	-50.00%	-50.00%
520.00	-60.00%	-60.00%
390.00	-70.00%	-70.00%
260.00	-80.00%	-80.00%
130.00	-90.00%	-90.00%
0	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,300 to an Ending Index Level of 1,365.  Because the Ending Index Level of 1,365 is greater than the Initial Index Level of 1,300 and the Index Return of 5% multiplied by 3 does not exceed the Maximum Total Return of 20.25%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (5% x 3)] = $1,150

Example 2: The level of the Index increases from the Initial Index Level of 1,300 to an Ending Index Level of 1,495.  Because the Index Return of 15% multiplied by 3 exceeds the Maximum Total Return of 20.25%, the investor receives a payment at maturity of $1,202.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Initial Index Level of 1,300 to an Ending Index Level of 1,040.  Because the Ending Index Level of 1,040 is less than the Initial Index Level of 1,300, the Index Return is negative and the investor will receive a payment at maturity of  $800 per $1,000 principal amount note calculated as follows:

$1,000 + ($1,000 x -20%)= $800

Selected Purchase Considerations

•
APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by three, up to the Maximum Total Return on the notes of 20.25%, or $1,202.50 for every $1,000 principal amount note.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
DIVERSIFICATION OF THE S&P 500® INDEX – The return on the notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity market.  For additional information about the Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

•
CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes.  Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes. The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for leveraged index-linked securities.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Initial Index Level.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 20.25% on the $1,000 principal amount, regardless of the appreciation in the Index, which may be significant.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange.  Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which affiliates of Morgan Stanley are willing to buy the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date and on the Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing levels from January 3, 2003 through February 22, 2008.  The Index closing level on February 22, 2008 was 1,353.11.  We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price source for determining the Ending Index Level will be the Bloomberg page “SPX” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index

License Agreements

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500® Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

ERISA

Your purchase of a note in  a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “ERISA” in the prospectus supplement for leveraged index-linked securities.